Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

The Member
GenOn Marsh Landing, LLC:

We consent to the use of our report dated March 20, 2013, with respect to the financial statements of GenOn Marsh Landing, LLC (a development stage company), which comprise the balance sheets as of December 31, 2012 (Successor) and 2011 (Predecessor), and the related statements of comprehensive income/(loss), member’s equity (deficit), and cash flows for the period from December 15, 2012 to December 31, 2012 (Successor period), and for the period from January 1, 2012 to December 14, 2012 (Predecessor period), the year ended December 31, 2011 (Predecessor period) and the cumulative period from May 21, 2008 (inception) to December 14, 2012 (Predecessor period), included herein and to the reference to our firm under the heading “Experts” in this registration statement.

/s/ KPMG LLP

Houston, Texas
June 21, 2013